Exhibit 99.1

Eco Wave Power and CIMC OEI Enter into MOU for the Development and Commercialization of the Eco Wave Power’s Technology in The People’s Republic of China

Stockholm, Sweden, October 11, 2021 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power”) is pleased to announce the signing of a Memorandum of Understanding (MOU) with CIMC Offshore Engineering Institute Co., Ltd., otherwise known as CIMC OEI.

According to the terms of the MOU, the parties would work towards the promotion of a pilot plant in China based on Eco Wave Power’s technology and explore possibilities for offshore application of the Eco Wave Power technology. The parties also plan to collaborate on preparing and submitting written joint submissions to various state and municipal entities in the People’s Republic of China. In addition, it is CIMC OEI’s intention to introduce Eco Wave Power to potential clients and support negotiations with CIMC OEI’s existent clients and ports within China, for the purpose of technology commercialization. CIMC OEI will also provide engineering services to selected projects. The term of the MOU is for two years, and it may be extended by the parties.

Mr. Liu Dahui, Chief Engineer at CIMC OEI stated: “The collaboration between Eco Wave Power and CIMC OEI is in line with our pioneering vision for the implementation of innovative renewable energy sources in the People’s Republic of China. Since 2017, we have been examining the possibility of collaboration with offshore wave energy developers. However, after thorough market research, we have decided to promote collaboration with Eco Wave Power, which we view as a promising new direction for the industry.”

Ms. Inna Braverman, Founder, and Chief Executive Officer of Eco Wave Power stated: “Yantai CIMC Raffles Offshore Limited (“CIMC Raffles”) has delivered more than 100 offshore and marine equipment, including 11 deep-water semi-submersible drilling rigs, which accounts for 80% of units delivered by China and 25% of the market share around the world. With this kind of market spread capabilities, coupled with CIMC’s approach for innovation, we believe that the collaboration with CIMC Raffles may significantly reinforce Eco Wave Power’s penetration strategy to innovative markets, with high levels of energy demand, while also reinforcing CIMC’s portfolio of innovative solutions.”

About CIMC OEI

CIMC OEI is an engineering company which specializes in the design and construction of offshore marine structures such as offshore drilling rigs, Floating Production Storage and Offloading (FPSO), special purpose vessels, offshore renewable energy, and ocean farming facilities. CIMC OEI is a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., known as CIMC, that is dually listed on the Stock Exchange of Hong Kong and Shenzen Stock Exchange.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“Eco Wave Power”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses the details of the MOU and plans of the parties to the MOU, and that collaboration with CIMC Raffles may significantly reinforce Eco Wave Power’s penetration strategy to innovative markets, with high levels of energy demand. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Yair Rudick, Business Development Manager
Yair@ecowavepower.com